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                              March 29, 2021

       Ric Fenton
       President
       TCV Acquisition Corp.
       250 Middlefield Road
       Menlo Park, CA 94025

                                                        Re: TCV Acquisition
Corp.
                                                            Form S-1 filed
March 19, 2021
                                                            File No. 333-254505

       Dear Mr. Fenton:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed March 19, 2021

       Risk Factors,, page 29

   1. Please add a risk factor discussing that unlike most special purpose acquisition companies, investors in this
offering will not receive any warrants. Discuss that investors will be losing potential
benefits like the ability to retain a warrant even if they choose to sell or redeem their shares
prior to a business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Ric Fenton
TCV Acquisition Corp.
March 29, 2021
Page 2




       You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter at 202-551-3758 with any other questions.



FirstName LastNameRic Fenton                              Sincerely,
Comapany NameTCV Acquisition Corp.
                                                          Division of
Corporation Finance
March 29, 2021 Page 2                                     Office of Finance
FirstName LastName